UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                     (Amendment No. 2)(1)
                -------------------------------
                      CELADON GROUP, INC.
                       (Name of Issuer)

                 Common Stock, $.033 par value
                (Title of Class of Securities)

                          150838 10 0
                        (CUSIP Number)
               --------------------------------
                      Howard Kailes, Esq.
                Krugman Chapnick & Grimshaw LLP
                   Park 80 West - Plaza Two
                Saddle Brook, New Jersey 07663
                        (201) 845-3434
   (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications)
                -------------------------------

                       December 31, 1997
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.
                               ------

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

---------------------
(1) Constitutes Amendment No. 4 to Schedule 13G filed jointly by
Hanseatic Corporation, Paul Biddelman and Wolfgang Traber.

CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   X
         -----
     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     959,353 (see footnote 1)

8    SHARED VOTING POWER

     (see footnote 2)

9    SOLE DISPOSITIVE POWER

     959,353 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     (see footnote 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     959,353 (see footnotes 1 and 2)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     (see footnote 2)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5% (see footnote 3)

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1) Includes 12,121 shares issuable upon exercise of outstanding warrants.

(2) Excludes an aggregate of approximately 1,005,298 shares (the "Russell Shares") beneficially owned by Stephen Russell (including 63,334 shares issuable upon exercise of outstanding options exercisable within 60 days), as reported in the Annual Report on Form 10-K of Celadon Group, Inc. for the fiscal year ended June 30, 1997. The Russell Shares are subject to a stockholders' agreement among Celadon Group, Inc., Hanseatic Corporation and Stephen Russell.

(3) Based upon an aggregate of 7,658,988 shares outstanding at November 10, 1997.

CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
        -----
     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     959,353 (see footnotes 1 and 2)

9    SOLE DISPOSITIVE POWER

     --

10   SHARED DISPOSITIVE POWER

     959,353 (see footnotes 1 and 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     959,353 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     (see footnote 2)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5% (see footnote 3)

14   TYPE OF REPORTING PERSON*

     IN

---------------
(1)  Represents shares beneficially owned by Hanseatic
     Corporation; the undersigned holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)  Excludes the Russell Shares.

(3) Based upon an aggregate of 7,658,988 shares outstanding at November 10, 1997.

CUSIP NO.  150838 10 0

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul A. Biddelman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
        -----
     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     21,667 (see footnote 1)

8    SHARED VOTING POWER

     959,353 (see footnotes 2 and 3)

9    SOLE DISPOSITIVE POWER

     25,667 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     959,353 (see footnotes 2 and 3)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     985,020 (see footnotes 1, 2 and 3)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     (see footnote 2)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.8% (see footnote 4)

14   TYPE OF REPORTING PERSON*

     IN

---------------
(1) Represents shares issuable upon exercise of outstanding options exercisable within 60 days.

(2)  Represents shares beneficially owned by Hanseatic
     Corporation; the undersigned is the president of Hanseatic
     Corporation and its designee on the board of directors of Celadon Group, Inc.

(3)  Excludes the Russell Shares.

(4) Based upon an aggregate of 7,658,988 shares outstanding at November 10, 1997.

                         INTRODUCTION

     Pursuant to Reg. Section 240.13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 2 to Schedule 13D discloses changes in the Statement on Schedule 13D dated July 3, 1996, as amended by Amendment No. 1 thereto dated July 3, 1996, filed jointly by Hanseatic Corporation ("Hanseatic"), Wolfgang Traber ("Traber") and Paul A. Biddelman ("Biddelman"), and therefore does not restate the items therein in their entirety.

Item 1.   Security and Issuer.
          -------------------

     This statement relates to shares of the common stock, $.033 par value (the "Common Stock"), of Celadon Group, Inc., a
Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 9503 East 33rd Street, Indianapolis, Indiana 46236.


Item 2.   Identity and Background.
          -----------------------

     This statement is filed jointly, pursuant to Rule 13d-1(f)(1), by: (i) Hanseatic Corporation ("Hanseatic"), (ii) Wolfgang Traber ("Traber"), who holds in excess of a majority of the shares of capital stock of Hanseatic, and (iii) Paul A. Biddelman ("Biddelman"), President of Hanseatic and a director of the Corporation. Hanseatic, whose principal business is investing, has its principal business and offices at 450 Park Avenue, Suite 2302, New York, New York 10022. The names, citizenship, business or residence address and principal occupation of Traber and Biddelman and of each executive officer and director of Hanseatic is set forth in Annex 1 attached hereto, which information is incorporated herein by reference. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

     During the last five years, neither Hanseatic, Traber nor Biddelman, nor to the best of the knowledge of Hanseatic, any executive officer, director or controlling person of Hanseatic identified in Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) As of January 9, 1998, Hanseatic beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 959,353 shares (the "Shares") of Common Stock, including 12,121 shares issuable upon exercise of warrants (the "Warrants") held by Hanseatic, constituting, to the best of the knowledge of Hanseatic, 12.5% of the issued and outstanding shares of Common Stock. Such shares exclude approximately 1,005,198 shares beneficially owned by Stephen Russell ("Russell") (including 63,334 shares issuable upon exercise of outstanding stock options exercisable within 60 days) subject to a stockholders agreement dated October 8, 1992, as amended (the "Stockholders Agreement").

          Traber holds in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the Shares, constituting, to the best of the knowledge of Traber, 12.5% of the issued and outstanding shares of Common Stock.

          Biddelman is the President of Hanseatic, and, accordingly, may be deemed beneficially to own the Shares in addition to 25,667 shares (the "Option Shares") of Common Stock issuable upon exercise of options granted by the Corporation under its 1994 Employee Stock Option Plan and exercisable within 60 days, in the aggregate constituting, to the best of the knowledge of Biddelman, 12.8% of the issued and outstanding shares of Common Stock.

     (b) Excluding any effect of the relationships set forth under the Stockholders Agreement, Hanseatic has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 959,353 shares of Common Stock.

          Excluding any effect of the relationships set forth under the Stockholders Agreement, Traber has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 959,353 shares of Common Stock.

          Excluding any effect of the relationships set forth under the Stockholders Agreement, Biddelman has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, the Option Shares, and shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 959,353 shares of Common Stock.

     (c) Effective December 31, 1997, Hanseatic ceased to exercise discretion with respect to customer accounts for which an aggregate of 35,703 shares of Common Stock were held.

     (d) Hanseatic Americas LDC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, an aggregate of 946,021 shares of Common Stock beneficially owned by Hanseatic, constituting approximately 12.4% of the outstanding Common Stock. In addition, certain clients of Hanseatic who provided funds for the purchase price of the 9.25% Senior Subordinated Note dated October 8, 1992 (the "Note") issued by the Corporation to Hanseatic together with the Warrants have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the additional shares of Common Stock beneficially owned by Hanseatic which were obtained upon conversion of the Note in February 1994. No such client's interest in such dividends or proceeds relate to more than five per cent of the outstanding Common Stock. The foregoing excludes the effect of the relationship set forth under the Stockholders Agreement covering shares held by Russell.

     (e)  Not applicable.


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

     Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)

                           SIGNATURE
                           ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1998        HANSEATIC CORPORATION



                              By s/Paul A. Biddelman
                                ----------------------------
                                Paul A. Biddelman, President


Dated: January 9, 1998
                              s/Wolfgang Traber
                              ------------------------------
                              Wolfgang Traber


Dated: January 9, 1998

                              s/Paul A. Biddelman
                              ------------------------------
                              Paul A. Biddelman

                                                  Annex 1

                                                       Principal
Name and                                               Occupation,
Business or                            Relationship    Employer and
Residence                              to Hanseatic    Address of
  Address                Citizenship   Corporation       Employer

Gustav zu                Germany        Director       Managing Director
  Salm-Horstmar                                        DHW Limited
DHW Limited                                            Brettenham House
Brettenham House                                       5 Lancaster Place
5 Lancaster Place                                      London, WC2E 7EN
London, WC2E 7EN                                       England
England

Constantin R. Boden      United States   Director      Principal
Boden Partners LLC                                     Boden Partners LLC
450 Park Avenue                                        450 Park Avenue
New York, NY  10022                                    New York, NY  10022

Paul A. Biddelman        United States  President      President
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022

Benjamin Schliemann      Germany        Vice President Vice President
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022

Mary Burkett             United States  Treasurer      Treasurer
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY  10022                                    New York, NY  10022

/TABLE

                        INDEX TO EXHIBITS


     Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)